UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Entry into Material Definitive Agreement and Creation of a Direct Financial Obligation

On August 24, 2010, Guizhou Puxin Energy Co., Inc. (“Guizhou Puxin”), an indirect wholly-owned subsidiary of China Natural Resources Inc. (the “Company”) based in the People’s Republic of China (“PRC”), entered into a bank financing agreement to fund Guizhou Puxin’s acquisition of specific business projects.

The RMB150 million (US$22.06 million) mid-term credit facility is being provided by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan matures on December 31, 2013 (as to RMB50 million) and August 11, 2013 (as to RMB100 million). Interest on the outstanding principal amount of the credit facility is payable quarterly commencing September 20, 2010, at an annual rate (the “Contract Rate”) equal to 7.02% (30% above the 3-year official lending rate stipulated by The People’s Bank of China from time to time (currently 5.4% per annum)). The interest rate is subject to increase to (a) 50% above the Contract Rate, in the event Guizhou Puxin defaults under the loan agreement and (b) 100% above the Contract Rate if Guizhou Puxin uses the loan proceeds other than for the purposes stated in the loan agreement.

Repayment of the loan has been guaranteed by (a) six of the Company’s indirect PRC operating subsidiaries, (b) Mr. Li Feilie, our Chairman, Chief Executive Officer and principal beneficial owner and (c) Wuhu Port Co., Ltd., a PRC company controlled by Mr. Li. The loan is also collateralized by a pledge of the outstanding capital stock of five of the subsidiary guarantors. Guizhou Puxin drew down RMB32.95 million (US$4.85 million) of the loan on August 24, 2010. The RMB117.05 million (US$17.21 million) balance of the loan was drawn down in installments on September 1, 14 and 15, 2010. The loan agreement is governed by the law of the PRC, and any dispute arising under the loan agreement is to be settled through negotiation, or submitted to the People’s Court of Chongqing City, should the negotiation fail.

The purpose of the loan is to finance the acquisitions of business projects that satisfy the bank’s requirements. The loan was fully drawn down on September 15, 2010 and the loan proceeds have been used to pay off outstanding amounts due to the sellers of five majority-owned subsidiaries acquired by Guizhou Puxin in 2009. The acquisition was previously reported by the Company in a Current Report on Form 6-K filed on May 11, 2010.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.7999 quoted by The People’s Bank of China as at August 24, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: October 5, 2010

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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